

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2018

Mail Stop 4631

Via Email

Mr. Daniel V. Ginnetti
Chief Financial Officer
Stericycle Inc.
28161 North Keith Drive
Lake Forest, Illinois 60045

       Re: **Stericycle Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2017
                Filed February 26, 2018
                Form 10-Q for the period ended March 31, 2018
                Filed on May 3, 2018
                Form 8-K dated February 21, 2018
                Filed February 21, 2018
                Form 8-K dated May 3, 2018
                Filed May 3, 2018
                File No. 1-37556

Dear Mr. Ginnetti:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      /s/ Terence O'Brien

                      Terence O' Brien
                      Accounting Branch Chief
                      Office of Manufacturing and
                      Construction